Exhibit 99.1

press release

ArcelorMittal Announces the Results of its Offer to Purchase for Cash Any and All of its 3.600% Notes due 2024, 6.125% Notes due 2025 and 4.550% Notes due 2026

June 25, 2021 16:00 CEST – On June 17, 2021, ArcelorMittal (the “Company” or “ArcelorMittal”) announced the launch of its tender offer (the “Offers” and each, an “Offer”) to purchase for cash, any and all of its series of 3.600% notes due 2024 (CUSIP 03938L BB9 / ISIN US03938LBB99) (the “2024 Notes”), its series of 6.125% notes due 2025 (CUSIP 03938LAZ7 / ISIN US03938LAZ76) (the “2025 Notes”) and its series of 4.550% notes due 2026 (CUSIP 03938L BA1 / ISIN US03938LBA17) (the “2026 Notes”, and together with the 2024 Notes and the 2025 Notes, the “Notes”), on the terms and subject to the conditions set out in the offer to purchase dated June 17, 2021 (the “Offer to Purchase”) and the Notice of Guaranteed Delivery. The Offers expired at 5:00 p.m., New York City time, on June 24, 2021 (the “Expiration Time”).

The table below sets forth the information with respect to the Notes and the Offers as well as the aggregate principal amount of Notes that were validly tendered (including using the guaranteed delivery procedures set forth herein) and not validly withdrawn at or prior to 5:00 p.m., New York City time on June 24, 2021.

Title of Security	CUSIP/ISIN	Principal Amount Tendered(1)	Outstanding Principal Amount after Settlement	Tender Consideration(2)
3.600% notes due 2024	03938L BB9/US03938LBB99	U.S.$464,847,000	U.S.$285,153,000	U.S.$ 1,076.50
6.125% notes due 2025	03938LAZ7/US03938LAZ76	U.S.$ 73,441,000	U.S.$183,452,000	U.S.$ 1,176.00
4.550% notes due 2026	03938L BA1/US03938LBA17	U.S.$354,551,000	U.S.$395,449,000	U.S.$ 1,130.00

(1)
Including U.S.$5,863,000 of 2024 Notes, U.S.$484,000 of 2025 Notes and U.S.$7,369,000 of 2026 Notes tendered pursuant to the guaranteed delivery procedures, for which the delivery of Notes must be made by no later than 5:00 p.m. on June 28, 2021.

(2)
Per U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn. Does not include Accrued Interest (as defined in the Offer to Purchase) which will be payable to holders who tender Notes that are accepted for purchase by the Company.

Subject to the terms and conditions set forth in the Offer to Purchase, the Company expects to accept for purchase on June 29, 2021, the amount of Notes validly tendered at or prior to the Expiration Time (including using the guaranteed delivery procedures set forth herein).

Payment of the aggregate consideration for all such Notes is expected to be made on June 29, 2021, on which date the Company will deposit with DTC the amount of cash necessary to pay the Tender Consideration plus Accrued Interest in respect of the Notes accepted for purchase in the Offers.

Citigroup Global Markets Limited, Credit Agricole Securities (USA) Inc., Goldman Sachs International, Intesa Sanpaolo IMI Securities Corp., Mizuho Securities USA LLC, SMBC Nikko Capital Markets Europe GmbH and Société Générale have been appointed to serve as dealer managers for the Offers (the “Dealer Managers”). D.F. King has been retained to serve as the information agent and tender agent in connection with the Offers.

For additional information regarding the terms of the Offers, please contact Citigroup Global Markets Limited by email at liabilitymanagement.europe@citi.com or by telephone at +44 20 7986 8969 or +1 800 558 3745 (toll free within the U.S.) or +1 212 723 6106 (collect) or Credit Agricole Securities (USA) Inc. by email at us.liabilitymanagement@ca-cib.com or by telephone at +1 866 807 6030 (toll free within the U.S.) or +1 212 261 7802 (collect) or Goldman Sachs International by email at liabilitymanagement.eu@gs.com (London) or GS-LM-NYC@gs.com (New York) or by telephone at +44 207 552 6157 (London) or +1 800 828 3182 (toll free within the U.S.) or +1 212 357 1452 (collect) or Intesa Sanpaolo IMI Securities Corp. by email at DCM.Syndicate.NY@intesasanpaolo.com or by telephone at +1 800 477 9296 (toll free within the U.S.) or +1 646 206 3662 (collect) or Mizuho Securities USA LLC by telephone at +44 20 7090 6134 (London) or +1 866 271 7403 (toll free within the U.S.) or +1 212 205 7736 (collect) or SMBC Nikko Capital Markets Europe GmbH by email at LM.EMEA@smbcnikko-cm.com or by telephone at +44 20 3527 7545 (London) or Société Générale by email at liability.management@sgcib.com or by telephone at +33 1 42 13 32 40 /+33 1 42 13 79 52 or +1 855 881 2108 (toll free within the U.S.) or +1 212 278 6964 (collect). Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via e-mail: arcelormittal@dfkingltd.com or telephone: New York: +1 877-732-3619 (toll free within U.S.) or at + 1 212 269 5550 (collect) and +44 20 7920 9700 (London). All documents relating to the Offers, together with any updates, are available via the Offer Website: https://sites.dfkingltd.com/ArcelorMittal.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offers. This announcement must be read in conjunction with the Offer to Purchase and the announcement dated June 17, 2021. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

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European Economic Area. In any European Economic Area (“EEA”) member state (each, a “Member State”), the Invitation for Offers is only addressed to and is only directed at qualified investors within the meaning of Regulation (EU) 2017/1129 (as amended or superseded) (the “EU Prospectus Regulation”), in that Member State. Each person in a Member State who receives any communication in respect of the Invitation contemplated in the Invitation for Offers will be deemed to have represented, warranted and agreed to and with the Dealer Managers and the Company that it is a qualified investor within the meaning of Article 2(e) of each of the EU Prospectus Regulation.
United Kingdom. This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offers are for distribution only to persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Order; (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order; or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and the Offer to Purchase are directed only at relevant persons and must not be acted or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
France. None of this announcement, the Offer to Purchase or any other documents or offering materials relating to the Offers have been distributed or caused to be distributed and will not be distributed or caused to be distributed in France, other than to qualified investors (investisseurs qualifiés), as defined in Article L. 411-2 1° of the French Code monétaire et financier and in Article 2(e) of the EU Prospectus Regulation. None of this announcement, the Offer to Purchase, or any other such offering material has been submitted for clearance to the Autorité des marchés financiers. By participating in an Offer, an investor resident and/or located in France will be deemed to represent and warrant to the Company, the Dealer Managers and the Information and Tender Agent that it is a qualified investor.

Italy. None of this announcement, the Offers, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.
The Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of February 24, 1998, as amended (the “Consolidated Financial Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuer’s Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.
Holders or beneficial owners of the Notes located in Italy may tender the Notes in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Consolidated Financial Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.
This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.
About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes. Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future. ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 207 543 1128
Retail	+44 203 214 2893
SRI	+44 203 214 2801
Bonds/Credit	+33 171 921 026

Contact information ArcelorMittal Corporate Communications
E-mail:	press@arcelormittal.com
Paul Weigh	+44 203 214 2419